K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 15, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re: John Hancock Investment Trust II (the “Trust”) — File Nos. 002-90305 and 811-03999

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to a comment received by telephone on August 8, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 80 under the Securities Act of 1933, as amended, and Amendment No. 80 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 24, 2016, accession no. 0001133228-16-010460 (the “Amendment”). The purpose of the Amendment is register new Class I shares of John Hancock Financial Industries Fund and John Hancock Regional Bank Fund, each a series of the Trust. The comment and response below pertain solely to John Hancock Regional Bank Fund (the “Fund”). The Trust intends to prepare and file a separate, additional letter responding to the remainder of the staff’s comments on the Amendment.

For convenience, we have set forth the comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

1.	Comment — The Fund’s 80% test refers to investing in equity securities of regional banks and lending companies. The staff notes that the description of the types of securities in which the Fund can invest for purposes of the 80% test seems overly broad. Please be more specific as to the types of companies in which the fund can invest, other than regional banks and bank holding companies, and explain why those other types of investments, which are included as part of the 80% test, do not render the Fund’s name misleading. Specifically, please clarify what is meant by “lending companies.” If non-bank entities are included in the definition of this term, the staff would consider the Fund’s name to be misleading.

Response —To the extent that the Fund invests in lending companies, the Trust only counts lending companies that are structured as banks toward the 80% test. The Trust respectfully notes that, according to the Fund’s most recently filed semiannual shareholder report, 88.6% of the Fund’s assets are invested in “banks.” To the extent that the Fund invests in lending companies that are not structured as banks, such investments are not counted toward the 80% test. Supplementally, the Fund considers a “lending company” to be a financial intermediary with a primary focus on making housing, consumer, and commercial loans. The Trust will consider adding a description of “lending companies” to the Fund’s principal investment strategies in the next routine annual update of the Fund’s prospectus for all share classes.

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The staff has requested that the Trust provide the following representations in its response to the staff’s comment:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

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2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions, please call me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Sarah M. Coutu